Exhibit 99.1

THIS ANNOUNCEMENT IS NOT DIRECTED AT OR INTENDED TO BE DISTRIBUTED TO PERSONS who are citizen or resident of or located in Switzerland, Canada, Australia, Japan, South Africa OR ANY OTHER JURISDICTION WHERE THE EXTENSION OF AVAILABILITY OF THIS ANNOUNCEMENT WOULD BREACH ANY APPLICABLE LAW OR REGULATION OF OR WOULD REQUIRE ANY REGISTRATION OR LICENCING WITHIN SUCH JURISDICTION.

Regulated information1

Materialise successfully launched on Euronext Brussels – Information on the total number of voting rights and shares

Leuven (BELGIUM), November 20, 2025, [8:30 CET] — Materialise NV (Euronext & Nasdaq: MTLS), a global leader in 3D-printed medical devices and software, and a pioneer in additive manufacturing software and services, today announced the start of its additional listing of its ordinary shares on Euronext Brussels, to complement the existing Nasdaq listing of its American depositary shares (ADSs) representing ordinary shares. The additional listing and trading of the Materialise shares on Euronext Brussels will commence today, November 20, 2025.

KBC Securities has acted as the listing agent, Freshfields as legal advisor under Belgian law and Fenwick as legal advisor under US law, and Euroclear has been appointed as issuer Central Securities Depository (CSD), for Materialise’s listing on Euronext Brussels.

Founders

In support of the listing of Materialise’s shares on Euronext Brussels, Fried Vancraen and Hilde Ingelaere, the founders of Materialise, have entered into a trading arrangement for the purpose of selling up to 590,000 shares (approximately 1% of the company’s total outstanding shares) in ordinary brokerage transactions over Euronext Brussels. No public offering will be made. As the founders intend to maintain their ownership interest in Materialise, the founders have purchased and may continue to purchase ADSs in ordinary brokerage transactions over Nasdaq under the trading arrangement in anticipation of sales activity under the trading arrangement.

The founders remain dedicated to the company’s continuity, growth, and long-term success.

Information on the total number of voting rights and shares

In application of article 15 of the Law of 2 May 2007 on the disclosure of large shareholdings in issuers whose shares are admitted to trading on a regulated market (the Transparency Law) and taking into account the satisfaction of the condition precedents to the resolutions taken by the company’s extraordinary general shareholders’ meeting held on November 14, 2025, Materialise publishes the below information following the admission of its shares to trading on Euronext Brussels:

-	Total capital: €4,487,050.49
-	Total number of securities carrying voting rights: 59,067,186 (all shares)
-	Total number of voting rights: 90,712,021.00 (all attaching to shares)
-	Total number of rights to subscribe for securities carrying voting rights not yet issued: 350,000 subscription rights, entitling their holders to subscribe for a total of 350,000 shares which upon their issuance would each carry one voting right, it being noted that a double voting right may attach to such shares over time (see below).

1 The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

The total number of voting rights differs from the total number of securities carrying voting rights due to the double voting right attaching to certain shares, which was introduced by the extraordinary general meeting on November 14, 2025 and has become effective upon the admission to trading of the shares on Euronext Brussels.

Pursuant to the Transparency Law, a notification to the company (investors@materialise.com) and the Belgian Financial Services and Markets Authority (FSMA) is required by all natural and legal persons in each case where the percentage of voting rights attached to the securities held by such persons in the company reaches, exceeds or falls below the threshold of 5%, 10%, and every subsequent multiple of 5%, of the total number of voting rights in the company.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

Important information

This information does not constitute an offer or invitation to proceed to an acquisition of or subscription for Materialise’s securities, nor an offer or invitation to proceed to an acquisition of or subscription for Materialise’s securities in any jurisdiction (including Belgium, member states of the European Economic Area (the EEA) (each a Member State), the United States of America, Switzerland, Canada, Australia, Japan, South Africa or the United Kingdom) where such offer or invitation is not allowed without registration or qualification under the applicable legislation of the relevant jurisdiction, or where such offer or invitation does not meet the required conditions under the applicable legislation of the relevant jurisdiction.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation or the UK Prospectus Regulation and has not been approved the UK Financial Conduct Authority. The expressions Prospectus Regulation means Regulation (EU) 2017/1129 (as amended or superseded) and any implementing measure in each relevant Member State of the EEA and UK Prospectus Regulation means assimilated Regulation (EU) 2017/1129 as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

No public offering is or will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, where any such action is required, including in the EEA and the UK. This announcement has been prepared on the basis that no offer of Materialise’s shares in any Member State or the UK is or will be made under the Prospectus Regulation or the UK Prospectus Regulation.

The distribution of this press release into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

The admission to listing and trading of the shares (including the shares underlying the ADSs) on the regulated market of Euronext Brussels has been approved by Euronext Brussels on November 14, 2025. A prospectus for the listing of the shares on Euronext Brussels has been approved by the FSMA on November 18, 2025, which approval should not be understood as an endorsement by the FSMA of the securities offered by Materialise, and is available at Materialise's registered office and on the website of Materialise (www.materialise.com).

This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose. This press release and its contents are not a financial promotion and do not constitute an invitation or inducement to engage in investment activity.

This press release is not an offer of securities for sale in the United States. No offer of any securities has been or will be made in the United States or to US persons in connection with the listing. Securities may not be offered and sold in the United States absent registration under the US Securities Act of 1933, as amended, or an exemption from registration.

This information and any materials distributed in connection with this information are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident of or located in Switzerland, Canada, Australia, Japan, South Africa or any other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the laws or regulations of Switzerland, Canada, Australia, Japan, South Africa or any other jurisdiction. The distribution of this information in other jurisdictions than Belgium, may be restricted by laws or regulations applicable in such jurisdictions. All persons in possession of this information must inform themselves about, and comply with, any such restrictions.

An investment in shares entails significant risks. Relevant investors are encouraged to read the prospectus that Materialise has published on November 18, 2025. This document is not a prospectus and investors should not purchase any shares referred to herein except on the basis of the information contained in the prospectus. Potential investors must read the prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the securities. The value of Materialise's shares can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the intended offering for the person concerned.

Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing the entire amount invested. Persons considering such investments should consult an authorized person specializing in advising on such investments.

Disclaimers

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. Any statements contained herein that do not describe historical facts, including, but not limited to, statements regarding the expected sales and repurchases by the founders, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others, the risks identified in the prospectus for the listing of the shares on Euronext Brussels and the company’s filings with the US Securities and Exchange Commission. Any of these risks and uncertainties could materially and adversely affect the company’s results of operations, which would, in turn, have a significant and adverse impact on the price of the company’s securities. The company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The company undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made or to reflect the occurrence of unanticipated events.

Media Contact

Kristof Sehmke

Kristof.sehmke@materialise.be

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